US$175,000,000	Filed pursuant to rule 433
Floating Rate Subordinated Notes due 2036 (re-opening) File No. 333-132177
Terms and Conditions:

Issuer:	Citigroup Inc.
Ratings:	Aa2/A+/AA (Moody’s / S&P / Fitch)
Trade Date:	December 7, 2006
Settlement Date:	December 14, 2006 (T+5 days)
Maturity:	August 25, 2036
Par Amount:	U.S.$175,000,000. Upon settlement, the notes will form part of the same series as, and will be fungible with, Citigroup’s outstanding Floating Rate Subordinated Notes due 2036 issued on August 25, 2006, and the aggregate principal amount of this series of notes will be $425,000,000.
Ranking:	Subordinated
Coupon:	Three-month USD LIBOR (Telerate) plus 0.55% per annum. The interest rate for the current interest period is 5.920% per annum.
Public Offering Price:	100.141% plus accrued interest from November 27, 2006
Net Proceeds to Citigroup:	$174,248,472.22 (before expenses but including accrued interest).
Interest Payment Dates:	The 25th day of each February, May, August and November of each year, with adjusted modified following business day convention. The next interest payment date is February 26, 2007.
Interest Rate Determination Dates:	Two London business days prior to the start of each Interest Payment Date.
Day Count:	Actual/360.
Defeasance:	Applicable. Provisions of Article Eleven of the Indenture apply.
Redemption at Issuer Option:	Only for tax purposes.
Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.
Sinking Fund:	Not applicable.
Listing:	Application will be made to list the subordinated notes on the regulated market of the Luxembourg Stock Exchange.
Minimum Denomination / Multiples:	$100,000/ multiples of $1,000 in excess thereof
Book Manager:	Citigroup Global Markets Inc.
Senior Co-Lead Managers:	Goldman, Sachs & Co. Lehman Brothers Inc.
Junior Co-Lead Managers:	CastleOak Securities, L.P. Deutsche Bank Securities Inc. Sandler, O’Neill & Partners, L.P. Utendahl Capital Partners, L.L.C.
CUSIP:	172967 DS 7
ISIN:	US172967DS78
Common Code:	026584914
Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-132177. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.